SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Announcement of Annual Meeting for General and Special Class “A” Preferred Shareholders

2.	Translation of a letter to the Buenos Aires Stock Exchange dated March 9, 2007 regarding Class “B” Preferred Shares voting rights.

3.	Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 for the years ended December 31, 2006, 2005 and 2004

Item 1

NORTEL INVERSORA S.A.

CALL OF ANNUAL GENERAL AND SPECIAL CLASS “A”

PREFERRED SHAREHOLDERS’S MEETING

The shareholders are called to hold an Annual General and Special Class A Preferred Shareholders’ Meeting to be held on April 27, 2007, at 3.00 p.m., at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the minutes.

2)	Consideration of (a) the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [the Argentina Securities Commission] and the Buenos Aires Stock Exchange and (b) the accounting documents in the English language prescribed by the United States Securities and Exchange Commission, for the fiscal year ending December 31, 2006.

3)	Consideration of the Amount of Retained Earnings as of December 31, 2006.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2006.

5)	Consideration of the Board of Directors’ compensation (Arg $288,000, appropriated amount) for the fiscal year ending December 31, 2006, which recorded loss under the Rules of the Comisión Nacional de Valores.

6)	Authorization for the Board of Directors to make advanced payments up to Arg $ 324,000 of fees payable to those directors who, during the nineteenth fiscal year qualify as “independent” or are performing technical and administrative services or executing special commissions, subject to what the shareholders’ meeting may resolve after analyzing the documentation submitted related to said fiscal year.

7)	Fees payable to the Supervisory Committee for the eighteenth fiscal year.

8)	Determination of the number of regular and alternate directors for the nineteenth fiscal year.

9)	Election of the regular and alternate director for the nineteenth fiscal year by Class A Preferred Shares.

10)	Election of the regular and alternate directors for the nineteenth fiscal year by Common Shares.

11)	Election of the regular and alternate members of the Supervisory Committee.

12)	Appointment of the Independent Auditors of the financial statements for the nineteenth fiscal year and determination of their fees, as well as the fees that correspond to those external auditors who performed during the fiscal year which ended December 31, 2006.

13)	Consideration of the budget for the Audit Committee, for fiscal year 2007.

THE BOARD

Note I: To attend the Shareholders’ Meetings, Common Shareholders and Class A Preferred Shareholders must send the attendance notice no less than three business days before the Meeting, at Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 10.00 a.m to 12.00 a.m and from 3.00 p.m. to 5.00 p.m. The deadline is April 23, 2007, at 5.00 p.m. Item 10 shall be discussed only by Common shareholders and Item 9 shall be discussed only by Preferred Class A shareholders. The Shareholders’ Meetings shall not be held at the legal domicile of the Company.

Note II: In view of the provisions of General Resolution No. 465/2004 of the CNV, upon registration to participate in the Shareholders’ Meeting, the following particulars of the holder of record of the shares must be disclosed: full name or corporate name; type and number of identity document in the case of individuals or registration data in the case of legal entities, expressly indicating the Registry where they are registered and their jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever attends the Meeting as a representative of the holder of record of the shares.

2

Note III: Those who sign up to take part in the Shareholders’ Meeting as custodians or managers of third parties’ shares are required to note that to be eligible to cast a dissenting vote the requirements of Item II.9 of the Rules of the CNV must be met.

Note IV: Copies have been issued of the documents that shall be dealt with by the Meeting, including the proposals of the Board in connection with the Items to be considered; said copies are at disposal at the legal domicile of the Company, and at the times and dates mentioned in Note I.

Proposal of the Board of Directors in connection with the items of the Agenda for the Shareholders’ Meeting

First Item: It is recommended that the Shareholders’ Meeting appoint the two shareholders (or shareholder’s representatives) who have recorded the highest number of shares to participate in the Shareholders’ Meeting.

Second Item: A recommendation is made to approve the documents for the fiscal year ended December 31, 2006 (Annual Report, Financial Statements with all their Charts, Supplementary Financial Information, Report of the Supervisory Committee, Report of the Audit Committee and section 68 of the Listing Rules of the Buenos Aires Stock Exchange and further documents of the fiscal year, including the documents in the English language prescribed by the Securities & Exchange Commission), as such documents have been submitted by the Board of Directors, the Supervisory Committee and the Audit Committee.

Third Item: To the extent the retained earnings as of December 31, 2006 are negative, it is proposed that the total of such balance be carried forward to a new fiscal year.

Fourth Item: The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2006, is subject to the consideration of the Shareholders’ Meeting.

Fifth Item: A recommendation is made to allocate to the Board that served during fiscal year 2006 the total amount of Arg $ 288,000 be distributed among the independent directors in a manner determined by the Board. The Audit Committee has issued its opinion on this Item and the next, and has considered both to be reasonable.

Sixth Item: A recommendation is made to authorize the Board of Directors to make advances up to Arg $ 324,000 to those Directors who, during the fiscal year ending December 31, 2007, shall perform as “independent directors”, or shall fulfill technical and administrative duties or special commissions and, in the event of inflation, to authorize the Board to increase said amount.

3

Seventh Item: A recommendation is made to allocate to the Supervisory Committee total remuneration in the amount of Arg $ 60,000 to be distributed among the regular members, as they shall determine.

Eighth Item: A recommendation is made to fix at six the number of regular directors and at six the number of alternate directors, who shall serve during the fiscal year to be ended December 31, 2007. Upon considering Item 9) on the Agenda, it shall be taken into account that the motion also comprises the regular and alternate director to be appointed by Class A Preferred Shareholders, at the preferred special shareholders’ meeting.

Ninth Item: The Board of Directors refrains from making a recommendation as far as this Item is concerned. It reminds those shareholders proposing the appointment of directors and statutory auditors that it is necessary to report to the Shareholders’ Meeting whether the nominees are “independent” or “non-independent” pursuant to the guidelines fixed by the Comisión Nacional de Valores. Additionally, the Board reminds the shareholders that, in order to be a member of the Audit Committee, out of the total directors to be appointed, at least three must be “independent” under Rule 10 A-3 of the Securities and Exchange Commission (the director appointed by Class A Preferred Shareholders being one of them), and at least two of them must qualify as “independent” under the rules of the CNV. and of Rule 10 A-3 of the Securities and Exchange Commission”) to qualify for the Audit Committee, which as from July 31, 2005 must be composed exclusively of “independent directors” pursuant to the rules of the Securities and Exchange Commission. One or two alternate directors shall also be appointed, who shall qualify as “independent” for both sets of rules, in the event it shall become necessary to replace any of the regular members of the Audit Committee.

Tenth Item: The Board of Directors refrains from making a recommendation as far as this Item is concerned, and quotes what is expressed for the Ninth Item.

Eleventh Item: The Board of Directors refrains from making a recommendation as far as this Item is concerned, and quotes what is expressed for the Ninth Item.

Twelveth Item: A recommendation is made to appoint Price Waterhouse & Co. SRL as Independent Auditors for the fiscal year to be ended December 31, 2007, who have served as so during the previous fiscal year. Additionally, a motion is made that their remuneration be fixed by the Shareholders’ Meeting that may approve the Financial Statements of the fiscal year to be ended December 31, 2007, granting the Audit Committee the power to establish the modalities of the services to be provided and to make advanced payments over fees. With regard to the remuneration of the Independent Auditors who served during the fiscal year ending December 31, 2006, a motion is made for their remuneration be fixed in the aggregate amount of Arg $ 72,600 VAT included.

Thirteenth: A recommendation is made to approve the budget in the amount of Arg $ 50,000 for the Audit Committee for the fiscal year to end December 31, 2007, pursuant to the assessment made by the Audit Committee.

4

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, March 9, 2007

Dear Sirs:

Buenos Aires Stock Exchange

Ref.:	Nortel Inversora S.A. (“Nortel”)

         Voting Rights for Class B Preferred Shareholders

In compliance with our obligation to inform the Stock Exchange (articles 2 and 5, Chapter XXI of the Argentina Securities Commission Rules) of all facts or events deemed relevant, we hereby inform you that as of the approval on March 8, 2007 of the unconsolidated financial statements as of December 31, 2006 of Telecom Argentina S.A. (“Telecom Argentina”) (of which Nortel is the controlling shareholder), the right to vote of Nortel’s Preferred Class B Shareholders has ended.

As we have previously informed you, holders of Nortel’s Class A Preferred Shares have exercised the right to vote since April 25, 2002, solely as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s total liabilities to equity ratio had exceeded 1.75/1 (as contemplated in item “F”, clause 9 of the terms of issuance of the Preferred Class B shares), since September 13, 2002, holders of Class B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this class of shares. Both Class A Preferred Shareholders and Class B Preferred Shareholders have exercised their right to vote, since 2002, for the joint election of a regular and an alternate director.

Given that, according to its unconsolidated financial statements as of December 31, 2006, Telecom Argentina’s total liabilities to equity ratio no longer exceeds 1.75/1, since the approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote of the Class B Preferred Shareholders has ended while the right to vote of the Class A Preferred Shareholders continues to be in force given the abovementioned non-payment of the Base Dividend.

Best regards,

José Gustavo Pozzi

Responsible for Market Relationship

Item 3

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 and for the years ended

December 31, 2006, 2005 and 2004

$ : Argentine peso

US$ : US dollar

$3.062 = US$1 as of December 31, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$31	$46
Investments, net	635	604
Accounts receivable, net	783	705
Other receivables, net	128	86
Inventories, net	176	104
Other assets, net	18	5

Total current assets	1,771	1,550

Non-Current Assets
Other receivables, net	413	269
Investments	1	2
Fixed assets, net	5,741	5,959
Intangible assets, net	783	764
Other assets, net	10	21

Total non-current assets	6,948	7,015

TOTAL ASSETS	$8,719	$8,565

LIABILITIES
Current Liabilities
Accounts payable	$1,494	$834
Debt	1,395	905
Salaries and social security payable	132	104
Taxes payable	231	224
Other liabilities	36	31
Contingencies	87	110

Total current liabilities	3,375	2,208

Non-Current Liabilities
Debt	2,703	3,996
Salaries and social security payable	32	30
Taxes payable	63	92
Other liabilities	102	78
Contingencies	241	247

Total non-current liabilities	3,141	4,443

TOTAL LIABILITIES	$6,516	$6,651

Minority interest	1,036	886
SHAREHOLDERS’ EQUITY	$1,167	$1,028

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,719	$8,565

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
Net sales	$7,437	$5,718	$4,494
Cost of services	(4,510)	(3,704)	(2,968)

Gross profit	2,927	2,014	1,526
General and administrative expenses	(274)	(243)	(232)
Selling expenses	(1,743)	(1,269)	(897)

Operating income	910	502	397
Gain (loss) on equity investees	5	7	(2)
Financial results, net	(482)	(306)	(1,172)
Other expenses, net	(188)	(166)	(71)
Gain on debt restructuring	—	1,424	209

Net income (loss) before income tax and minority interest	245	1,461	(639)
Income tax, benefit (expense) net	17	(122)	(27)
Minority interest	(133)	(612)	305

Net income (loss)	$129	$727	$(361)

Net income (loss) per ordinary share	8.91	66.49	(37.37)

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings				Total Shareholders’ equity
	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment to capital stock	Share issue premiuns (1)	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2004	$53	25	125	896	1,099	162	12	(616)	(442)	$657
Foreign currency translation adjustments	—	—	—	—	—	—	1	—	1	1
Net income for the year	—	—	—	—	—	—	—	(361)	(361)	(361)
Balances as of December 31, 2004	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Foreign currency translation adjustments	—	—	—	—	—	—	4	—	4	4
Net income for the year	—	—	—	—	—	—	—	727	727	727
Balances as of December 31, 2005	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Net income for the year	—	—	—	—	—	—	—	129	129	129
Balances as of December 31, 2006	$53	25	125	896	1,099	162	27	(121)	68	$1,167

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$129	$727	$(361)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	106	57	63
Depreciation of fixed assets	1,342	1,454	1,552
Amortization of intangible assets	50	44	94
(Gain) loss on equity investees	(5)	(7)	2
Consumption of materials	66	58	54
(Gain) loss on sale/disposal of fixed assets	(7)	11	4
Provision for lawsuits and contingencies	154	174	49
Holdings loss on inventories	5	14	6
Interest and other financial losses on loans	575	70	1,406
Other income, net	—	—	(7)
Gain on debt restructuring	—	(1,424)	(209)
Income tax	(38)	111	27
Minority interest	133	612	(305)
Net increase in assets	(306)	(166)	(199)
Net increase in liabilities	192	230	20

Total cash flows provided by operating activities	2,396	1,965	2,196

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(825)	(548)	(461)
Intangible asset acquisitions	(41)	(33)	(12)
Proceeds for the sale of fixed assets	17	—	—
Investments not considered as cash and cash equivalents	45	668	(378)

Total cash flows (used in) provided by investing activities	(804)	87	(851)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of interest and debt-related expenses	(457)	(944)	(154)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total cash flows used in financing activities	(1,536)	(4,392)	(625)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56	(2,340)	720
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	610	2,950	2,230

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$666	$610	$2,950

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.	The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.” Telecom Argentina was awarded a non-expiring license to operate in the northern region of Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2006

As of December 31, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of December 31, 2006, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, Telecom Argentina is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2006, this provision amounts to $95.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a) discontinue billing SU amounts to customers;

b) reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c) clearly identify the reimbursed amounts in the invoices; and

d) file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

•	Recently issued accounting pronouncements

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Telecom Group periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have an impact in its long-lived assets valuation.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria.

In December 2006, the CNV approved RT 23 of the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Telecom Group as from January 1, 2008. The management of the Telecom Group is evaluating the impact of the adoption of this new accounting standard.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2006 (i)
Voice, data and Internet	Telecom Argentina USA........................	100.00%
	Micro Sistemas (ii)..................................	99.99%
Wireless	Personal...................................................	99.99%
	Nucleo......................................................	67.50%
Directories publishing	Publicom S.A. (“Publicom”)...................	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2006.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) –(II)
Total assets	8,635	8,719	(84)
Total liabilities	6,486	6,516	(30)
Minority interest	1,011	1,036	(25)
Shareholders’ equity	1,138	1,167	(29)

Net income	132	129	3

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3.	Preparation of financial statements (continued)

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,750,000 (unaudited) at December 31, 2006, 3,625,000 (unaudited) at December 31, 2005 and 3,484,000 (unaudited) at December 31, 2004 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,032,000 (unaudited) at December 31, 2006, 2,233,000 (unaudited) at December 31, 2005 and 1,099,000 (unaudited) at December 31, 2004.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2006	2005	2004
Net income (loss) in the statements of income	$129	$727	$(361)
Less: Results corresponding to Class “A” and Class “B” preferred shares	(81.5)	(372.6)	161.8

Total results used to calculate earning per ordinary share.	$47.5	$354.4	$(199.2)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section (see Note 3.a).

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as Deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

The net carrying value of these capitalized costs was $210 as of December 31, 2006 and $314 as of December 31, 2005 and will be fully amortized through December 31, 2008.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below (except for deferred tax assets and liabilities and credits on minimum presumed income tax), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total net book value of the transferred buildings, representing $13 of net carrying value as of December 31, 2006. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $14, $6 and $5 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all years presented. The statutory income tax rate in Paraguay was 10% for the year ended December 31, 2006, 20% for the year ended December 31, 2005, and 30% for the year ended December 31, 2004 respectively.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of December 31, 2006. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2006 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2006, 2005 and 2004.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2006 and December 31, 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina and Personal to account for their respective debt restructurings in August 2005 and November 2004, respectively. Personal settled its 2004 restructured debt in December 2005 and its new debt issuance was accounted for as stated in Note 3.e above. Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 are shown in Note 14.h. under the line item “Advertising expenses”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(w) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2006	As of December 31, 2005
Cash	$13	$12
Banks	18	34

	$31	$46

(b) Investments

Investments consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Time deposits	$562	$559
Government bonds, equity investments and mutual funds	73	45

	$635	$604

Non current
2003 Telecommunications Fund	$1	$2

	$1	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Voice, data and Internet	$433	$403
Wireless (i)	411	363
Wireless – related parties (Note 7)	4	4
Directories publishing	45	36

Subtotal	893	806
Allowance for doubtful accounts	(110)	(101)

	$783	$705

(i)	Includes $28 as of December 31, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax credits	$36	$28
Prepaid expenses	34	24
Restricted funds	29	10
Other	40	30

Subtotal	139	92
Allowance for doubtful accounts	(11)	(6)

	$128	$86

Non current
Credit on minimum presumed income tax (i)	$296	$246
Prepaid expenses	14	12
Other tax credits	14	10
Restricted funds	15	7
Derivatives	85	—
Other	3	4

Subtotal	427	279
Allowance for doubtful accounts	(14)	(10)

	$413	$269

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of December 31, 2006	As of December 31, 2005
Wireless handsets and equipment	$188	$113
Allowance for obsolescence	(12)	(9)

	$176	$104

(f) Other assets

Other assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$20	$3
Deferred printing cost	—	1
Raw materials	3	2

Subtotal	$23	$6
Allowance for other assets	(5)	(1)

	$18	$5

Non current
Fixed assets held for sale	$19	$31
Allowance for other assets	(9)	(10)

	$10	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Net carrying value (Note 14.a)	$5,763	$5,959
Write-off of materials	(22)	—

	$5,741	$5,959

(h)Accounts payable

Accounts payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Suppliers	$1,295	$680
Deferred revenues	83	80
Agent commissions	70	37
SU reimbursement	6	25
Related parties (Note 7)	40	12

	$1,494	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$115	$84
Special termination benefits	17	14
Other	—	6

	$132	$104

Non current
Special termination benefits	$32	$30

	$32	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax on Universal Service	$95	$61
Turnover tax	46	46
VAT, net	12	41
Income tax, net (i)	7	30
Tax on minimum presumed income, net	18	9
Regulatory fees	12	8
Internal taxes	13	9
Other	28	20

	$231	$224

Non current
Deferred tax liabilities (i)	$63	$92

(i)	See Note 10.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	6	2
Court fee	3	3
Guarantees received	5	4
Other	9	9

	$36	$31

Non current
Deferred revenue on sale of capacity and related services	$49	$32
Asset retirement obligations	24	21
Court fee	14	15
Retirement benefits (i)	14	10
Other	1	—

	$102	$78

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2006	2005	2004
Voice	$2,490	$2,404	$2,302
Data	167	150	151
Internet	396	317	265

Subtotal	3,053	2,871	2,718
Wireless	4,319	2,797	1,733
Directories publishing	65	50	43

	$7,437	$5,718	$4,494

(m) Gain (loss) on equity investees

Gain (loss) on equity investees consists of the following:

	Years ended December 31,
	2006	2005	2004
Gain on capital reimbursement of Nucleo	$6	$—	$—
Loss on 2003 Telecommunications Fund	(1)	—	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—
Nahuelsat S.A	—	—	(2)

	$5	$7	$(2)

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Generated by assets
Interest income	$79	$103	$92
Foreign currency exchange gain (loss)	6	(273)	178
Impairment loss on the Argentina 2004 bond	—	—	(56)
Holding losses on inventories	(5)	(14)	(6)
Other	8	(16)	14

Total generated by assets	$88	$(200)	$222

Generated by liabilities
Interest expense (i)	$(365)	$(674)	$(747)
Less capitalized interest on fixed assets	14	6	5
Loss on discounting of debt	(131)	(116)	(21)
Foreign currency exchange gain (loss)	(204)	761	(638)
Gain (loss) on derivatives	114	(83)	—
Other	2	—	7

Total generated by liabilities	$(570)	$(106)	$(1,394)

	$(482)	$(306)	$(1,172)

(i)	Includes $82 as of December 31, 2005, and $134 as of December 31, 2004, corresponding to penalty interests.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Provision for contingencies	$(97)	$(88)	$(24)
Severance indemnities and special termination benefits	(49)	(57)	(59)
Allowance for obsolescence of materials	(22)	—	—
Allowance for doubtful accounts and other assets	(15)	(21)	(1)
Allowance for obsolescence of inventories	(5)	(7)	(1)
SU reimbursement	—	(11)	—
Other, net	—	18	14

	$(188)	$(166)	$(71)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2006	2005	2004
Discount on principal	$—	$167	$72
Discount on accrued and penalty interest	—	984	142
Gain on discounting of debt	—	352	41

Subtotal before related expenses and income tax	—	1,503	255
Other related expenses	—	(79)	(46)

	$—	$1,424	$209

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2006	2005	2004	2003
Cash and banks	$31	$46	$32	$27
Current investments	635	604	3,640	2,454

Total as per balance sheet	$666	$650	$3,672	$2,481
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	(463)	(193)
- Government bonds (i)	—	(40)	(251)	(58)
- Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$666	$610	$2,950	$2,230

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2006	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(5)	$(2)	$(90)
Trade accounts receivable	(134)	(118)	(31)
Other receivables	(82)	3	3
Inventories	(85)	(49)	(81)

	$(306)	$(166)	$(199)

Net (decrease) increase in liabilities
Accounts payable	$247	$225	$75
Salaries and social benefits payable	30	22	4
Taxes payable	(32)	(13)	(47)
Other liabilities	22	9	6
Contingencies	(75)	(13)	(18)

	$192	$230	$20

Income taxes paid during the years ended December 31, 2006 and 2005, amounted to $21 and $11, respectively. Interest paid during the years ended December 31, 2006, 2005 and 2004 (including debt restructuring related expenses), amounted to $457, $944 and $154, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.	Supplementary cash flow information (continued)

•	Main non-cash operating transactions:

	Years ended December 31,
	2006	2005	2004
Provision for minimum presumed income tax	46	47	46
Derivatives	114	—	—
Foreign currency translation adjustments in assets	73	27	20
Foreign currency translation adjustments in liabilities	37	18	14
Government bonds and tax credits exchanged for tax certificates	—	—	4

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of fixed assets (Note 15.a)	$(1,177)	$(617)	$(500)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(116)	(142)	(204)
Less:
Acquisition of fixed assets through incurrence of accounts payable	447	194	227
Capitalized interest on fixed assets	14	6	5
Wireless handsets lent to customers at no cost (i)	4	3	8
Asset retirement obligations	3	8	3

	$(825)	$(548)	$(461)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of intangible assets (Note 15.b)	$(72)	$(36)	$(24)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(6)	(14)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	4	13
Debt issue costs classified as financing activities	24	13	—

	$(41)	$(33)	$(12)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2006	2005	2004
Government bonds with maturities of more than three months	$45	$213	$(147)
Time deposits with maturities of more than three months	—	442	(235)
Proceeds for the sale of equity investments	—	13	4

Total cash flows from investments not considered as cash equivalents	$45	$668	(378)

Financing activities components:

	Years ended December 31,
	2006	2005	2004
Debt proceeds	$36	$1,236	—
Payment of Notes	(1,025)	(3,432)	—
Payment of bank loans	(86)	(1,252)	(471)
Payment of interest on Notes	(359)	(773)	—
Payment of interest on bank loans	(74)	(125)	(118)
Payment of debt restructuring related expenses	(24)	(46)	(36)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total financing activities components	$(1,536)	$(4,392)	(625)

7 – Related party transactions

Related parties are those legal entities or individuals which are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L., other than Sofora or any related company as defined under Law No. 19550, Section 33 (subsidiaries or unconsolidated companies).

(a) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the years presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

	As of December 31, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (c)	$2	$3
TIM Celular S.A. (a)	2	1

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a) (c)	$7	$5
Telecom Italia Sparkle S.p.A. (a)	15	1
Italtel Argentina S.A. (a)	6	4
Italtel S.p.A. (a)	1	—
TIM Celular S.A. (a)	6	—
Entel S.A. (Bolivia) (a)	1	—
Etec S.A. (a)	1	—
Latin American Nautilus Argentina S.A.(a)	2	—
Latin American Nautilus USA Inc (a)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	—	1

	$40	$12

		Years ended December 31,
	Transaction description	2006	2005	2004
Services rendered: Related parties as of December 31, 2006

Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$6	$3	$4
Entel S.A. (Bolivia) (a)	International inbound calls	2	1	1
Latin American Nautilus Argentina S.A.(a)	International inbound calls	1	1	—
Latin American Nautilus USA Inc (a)	International inbound calls	—	1	—
Latin American Nautilus S.A.(a)	International inbound calls	—	—	2
Telecom Italia S.p.A. (a) (c)	Roaming	5	5	4
TIM Celular S.A. (a)	Roaming	9	6	2
Former related parties (d)
Entel Chile S.A	International inbound calls	—	3	10
Golden Lines	International inbound calls	—	1	1
Entel PCS Telecomunicaciones S.A	Roaming	—	2	5
Corporacion Digitel C.A	Roaming	—	1	—

Total net sales		$23	$24	$29

Services received:
Related parties as of December 31, 2006
Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(17)	(20)	(4)
Entel S.A. (Bolivia) (a)	International outbound calls	(4)	(3)	(4)
Etec S.A. (a)	International outbound calls	(4)	(4)	(3)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(19)	(9)	(3)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(10)	(3)	—
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(4)	(1)	—
Latin American Nautilus USA Inc (a)	International outbound calls	(1)	(1)	—
Latin American Nautilus Argentina S.A.(a)	Lease of circuits	(2)	(1)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	(6)	(3)	(2)
Caja de Ahorro y Seguro S.A. (b)	Insurance	(2)	—	—
Caja de Seguros S.A. (b)	Insurance	(2)	(1)	(2)
Former related parties (d)
Tel3 S.A	Lease of circuits	—	(8)	(14)
Entel Chile S.A	International outbound calls	—	(3)	(13)
Golden Lines	Roaming	—	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(10)
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(4)
Teco Soft Argentina S.A	Fees for services	—	—	(3)

Total operating costs		$(71)	$(58)	$(64)

(*)	Shown in Note 14.h. under the line item “Salaries and social security”.

	Years ended December 31,
	2006	2005	2004
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	$47	$18	$24
Italtel Argentina S.A. (a)	51	14	—
Italtel S.p.A. (a)	—	1	—
Latin American Nautilus Argentina S.A.(a)	3	1	—
Latin American Nautilus USA Inc.(a)	1	—	—
Former related parties (d)
Tel3 S.A	—	3	4
Pirelli Energía Cables y Sistemas de Argentina S.A	—	6	—

Total fixed assets and intangible assets	$102	$43	$28

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina – Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	These entities are no longer related parties at December 31, 2006.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(b) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

(c) Sale of equity interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of December 31, 2006 and 2005, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December 31, 2006	As of December 31, 2005
Short-term debt:
- Principal:
Notes	$1,014	$761
Bank loans	334	39

Subtotal	1,348	800
- Accrued interest	42	59
- Derivatives	5	46

Total short-term debt	$1,395	$905

Long-term debt:
- Principal:
Notes	$2,798	$3,856
Bank loans	51	386

Subtotal	2,849	4,242
- Effect on discounting of debt	(146)	(277)
- Derivatives	—	31

Total long-term debt	$2,703	$3,996

Total debt	$4,098	$4,901

The following table segregates the Telecom Group’s debt by company as of December 31, 2006:

	Telecom	Personal	Nucleo	Consolidated as of December 31,2006	Consolidated as of December 31,2005
♦ Principal	2,995	1,177	25	4,197	5,042
♦ Accrued interest	40	2	—	42	59

Subtotal	3,035	1,179	25	4,239	5,101
♦ Effect on discounting of debt	(146)	—	—	(146)	(277)
♦ Derivatives	5	—	—	5	77

Total debt	2,894	1,179	25	4,098	4,901

■ Current	1,015	370	10	1,395	905
■ Non current	1,879	809	15	2,703	3,996

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2006, Telecom Argentina has made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to April 2009 and 75% of the principal amortization payment originally scheduled due October 2009.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. During fiscal year 2006, Telecom made a cash payment of $982 corresponding to (i) “excess cash” determined for periods ended on December 31, 2005 and June 30, 2006, and (ii) additional optional prepayments on the notes.

        Based on these consolidated financial statements, the Telecom Group has determined an “excess cash” of $254 (equivalent to US$ 83 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2006:

Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at December 31, 2006 (in million of $)					Fair value as of December 31, 2006
					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 70	October 2014	214	2	216	(16)	200	212
A-1	2	Euro 493	Euro 353	October 2014	1,424	15	1,439	(97)	1,342	1,401
B-1	—	US$ 933	US$ 298	October 2011	911	19	930	(3)	927	953

					2,549	36	2,585	(116)	2,469	2,566

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	16	-	16	(1)	15	16
A-2	2	Euro 41	Euro 29	October 2014	118	1	119	(8)	111	116
A-2	3	Yen 12,328	Yen 8,815	October 2014	227	1	228	(21)	207	226
A-2	4	$26	(**)$21	October 2014	21	1	22	—	22	22
B-2	—	US$ 66	US$ 21	October 2011	64	1	65	—	65	67

					446	4	450	(30)	420	(*)447

					2,995	40	3,035	(146)	2,889	3,013

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.

(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 379 million	¥ 8,742 million
- Outstanding principal to render subject to contract	US$ 462 million	US$ 77 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 409 million	¥ 9,024 million
- Total principal and interest to be paid	US$ 516 million	US$ 85 million
- Swap estimated market value as of 12.31.06 – (assets) liabilities	(US$ 30.2 million)	US$ 4.1 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries of Telecom Argentina

(a)	Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In December 2006, Personal cancelled Series 1 for a total amount of $48 (corresponding $43 to principal and $5 to accrued interest).

The following table shows the outstanding series of Notes as of December 31, 2006:

	Nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of December 31, 2006 (in million of $)				Fair value as of December 31, 2006
Series						Principal	Accrued interest	Issue discount and underwriting fees	Total
2	US$	87	3	December 2008	(a) 16.26	87	—	—	87	(b) 87
3	US$	240	5	December 2010	9.25	735	1	(5)	731	776

Total						822	1	(5)	818	863

(a)	Floating Badlar plus 6.5%. Badlar for the period December 22, 2006 through March 22, 2007 is 9.76%. Total interest rate cannot be lower than 10% or higher than 20%.

(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17, the proceeds of which were used to purchase fixed assets. These loans matured in July and September 2006 and were fully cancelled.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2006, the book value of this loan amounts to $62. In February 2007, Personal made a principal prepayment of US$8 million.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2006:

	Nominal value (in millions)		Term in months	Maturity date	Annual rate %	Book value at December 31, 2006 (in million of $)
Loans						Principal	Accrued interest	Total
Peso Facility
Tranche A		$57	18	June 2007	12.20	57	—	57
Tranche B		$30	24	December 2007	13.10	30	—	30
Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a) 7.37	106	—	106
Tranche B	US$	34.5	24	December 2007	(a) 7.62	106	—	106

					Total	299	—	(b) 299

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period December 22, 2006 through March 22, 2007 is 5.37%

(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•	in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

•	Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount- ) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5.	Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled the remaining financial debt with banks, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from banks with operations in Paraguay for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

At December 31, 2006, the outstanding debt of Nucleo amounts $25 (US$8 million). The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓	the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of certain financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2006 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina—Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No. 214/02 are as follows:

Class “A” preferred shares:	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
a) Par value	11	11
1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	104
Non declared and non paid redemption corresponding to fiscal year 2002	55	104
Non declared and non paid redemption corresponding to fiscal year 2003	55	104
Non declared and non paid redemption corresponding to fiscal year 2004	55	104
Non declared and non paid redemption corresponding to fiscal year 2005	55	104
Redemption corresponding to fiscal year 2006 and thereafter	42	79

	317	599

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	36
Corresponding to fiscal year 2002	19	36
Corresponding to fiscal year 2003	19	36
Corresponding to fiscal year 2004	19	36
Corresponding to fiscal year 2005	19	36
Corresponding to fiscal year 2006	19	36

	114	216

	431	815

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2006, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2006, since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2006, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of Telecom Argentina’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of the full amount of Telecom Argentina’s legal reserve ($277) and a portion of the inflation adjustment of common stock ($356) in order to remediate this situation. This absorption did not affect the total shareholders’ equity and represented a qualitative movement only. Consequently, Telecom Argentina does not qualify for mandatory reduction and, after the BCBA considered the June 2006 consolidated financial statements, does not qualify for the “Rueda Reducida” status either.

10.	Income tax

As describe in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Years ended December 31,
	2006	2005	2004
Current tax expense.(i)	$(12)	$(35)	$(2)
Deferred tax benefit	(52)	(502)	213
Valuation allowance...............................	81	415	(238)

Income tax benefit (expense) (ii)	$17	$(122)	$(27)

(i)	In 2006, $(4) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom, $(2) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2004, $(1) corresponds to the Company and $(1) corresponds to Nucleo.

(ii)	In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal, $(7) corresponds to Nucleo and $(5) corresponds to Publicom.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal, $(3) corresponds to Publicom and $(4) corresponds to Nucleo.

In 2004, $(1) corresponds to the Company, $(2) corresponds to Publicom, $(6) corresponds to Personal and $(18) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2006						As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Nortel	Total
Tax loss carryforwards	$556	$164	—	$2	2	$724	$976
Foreign exchange gains and losses	—	—	—	—	—	—	80
Allowance for doubtful accounts	38	29	—	2	—	69	67
Provision for contingencies	85	28	—	3	—	116	127
Other deferred tax assets	78	18	—	—	—	96	62

Total deferred tax assets	757	239	—	7	2	1,005	1,312
Fixed assets	(104)	(63)	—	—	—	(167)	(211)
Inflation adjustments (i)	(619)	(82)	(1)	—	—	(702)	(913)

Total deferred tax liabilities	(723)	(145)	(1)	—	—	(869)	(1,124)

Subtotal deferred tax assets (liabilities)	34	94	(1)	7	2	136	188
- Valuation allowance	(195)	—	—	(2)	(2)	(199)	(280)

Net deferred tax assets (liabilities) as of December 31, 2006	$(161)	$94	$(1)	$5	—	$(63)

Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	—		$92

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) for the years ended December 31, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	420	81	501
Non taxable items	(261)	(7)	(268)

Subtotal	159	74	233
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(56)	(7)	(63)
Change in valuation allowance (*)	81	—	81
Expiration of tax loss carryforwards of Nortel	(1)	—	(1)

Income tax benefit (expense) as of December 31, 2006	24	(7)	17

Pre-tax income on a separate return basis	2,009	27	2,036
Non taxable items	(554)	(8)	(562)

Subtotal	1,455	19	1,474
Statutory income tax rate	35%	20%

Income tax expense at statutory tax rate	(508)	(4)	(512)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	415	—	415

Income tax expense as of December 31, 2005	(118)	(4)	(122)

Pre-tax (loss) income on a separate return basis	(814)	8	(806)
Non taxable items	132	52	184

Subtotal	(682)	60	(622)
Statutory income tax rate	35%	30%

Income tax (expense) benefit at statutory tax rate	239	(18)	221
Change in valuation allowance (*)	(238)	—	(238)
Expiration of tax loss carryforwards of Nortel	(10)	—	(10)

Income tax expense as of December 31, 2004	(9)	(18)	(27)

(*)	In 2006, corresponds to Telecom Argentina.

In 2005, $(2) corresponds to the Company, $419 corresponds to Telecom Argentina and $(2) corresponds to Publicom.

In 2004, $(10) corresponds to the Company, $(332) corresponds to Telecom Argentina and $84 corresponds to Personal.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10.	Income tax (continued)

As of December 31, 2006, the Company and the Telecom Group had accumulated operating tax loss carryforwards of $724. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Nortel	Telecom Argentina	Personal	Publicom	Total consolidated
2007	$1	$518	$135	$—	$654
2008	—	—	—	2	2
2009	—	34	—	—	34
2010	1	—	29	—	30
2011	—	4	—	—	4

Total	$2	$556	$164	$2	$724

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2006, a valuation allowance for an amount of $195 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets and a valuation allowance for an amount of $2 has also been provided for Publicom’s specific tax loss carryforwards.

11.	Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $442 as of December 31, 2006, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of Telecom Argentina, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2006, Telecom Argentina has established reserves in an aggregate amount of $328 to cover potential losses under these claims and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2006, these restricted funds totaled $44. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom Argentina’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Telecom Argentina’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom Argentina, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of December 31, 2006, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Subsequent to December 31, 2006, Personal appealed this assessment with the National Tax Court. The AFIP´s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alleged abusive tariffs and a cap of 16% on Telecom Argentina´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

12.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

Directories publishing	Publicom

(i)	Dormant entity at December 31, 2006.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the years ended December 31, 2006, 2005 and 2004, more than 95 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2006

☐	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	3,053	3,428	347	3,775	65	—	6,893
Handsets	—	536	8	544	—	—	544

Net sales	3,053	3,964	355	4,319	65	—	7,437
Salaries and social security	(663)	(146)	(20)	(166)	(11)	(1)	(841)
Taxes	(175)	(355)	(9)	(364)	(1)	—	(540)
Maintenance, materials and supplies	(253)	(79)	(13)	(92)	(22)	—	(367)
Bad debt expense	(16)	(46)	(1)	(47)	(1)	—	(64)
Interconnection costs	(159)	—	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	—	(56)
Fees for services	(107)	(131)	(11)	(142)	(1)	(1)	(251)
Advertising	(70)	(137)	(18)	(155)	(3)	—	(228)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	—	(548)
Other commissions	(42)	(71)	(5)	(76)	(3)	—	(121)
Cost of wireless handsets	—	(963)	(10)	(973)	—	—	(973)
Roaming	—	(135)	(2)	(137)	—	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	—	(445)
Others	(144)	(130)	(16)	(146)	(4)	—	(294)

Operating income (loss) before depreciation and amortization	1,262	873	150	1,023	19	(2)	2,302
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	—	(1,342)
Amortization of intangible assets	(11)	(17)	(21)	(38)	(1)	—	(50)

Operating income (loss)	327	490	77	567	18	(2)	910
Equity gain from related companies	(1)	6	—	6	—	—	5
Financial results, net	(375)	(122)	13	(109)	2	—	(482)
Other expenses, net	(137)	(48)	1	(47)	(2)	(2)	(188)

Net income (loss) before income tax and minority interest	(186)	326	91	417	18	(4)	245
Income tax, net	33	(4)	(7)	(11)	(5)	—	17
Minority interest	—	—	(22)	(22)	—	(111)	(133)

Net income (loss)	(153)	322	62	384	13	(115)	129

(a)	Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

☐	Balance sheet information

Fixed assets, net	4,060	1,458	243	1,701	2	—	5,763
Intangible assets, net	147	622	12	634	2	—	783
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1	—	1,226
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	—	(1,342)
Amortization of intangible assets	(16)	(22)	(21)	(43)	(1)	—	(60)

☐	Cash flow information

Cash flows provided by (used in) operating activities	1,647	647	107	754	(1)	(4)	2,396

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	—	(866)
Decrease in investments not considered as cash and cash equivalents and other concepts	62	—	—	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	—	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	—	36
Payment of debt	(982)	(73)	(56)	(129)	—	—	(1,111)
Payment of interest and debt-related expenses	(326)	(128)	(3)	(131)	—	—	(457)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	—	(4)

Total cash flows used in financing activities	(1,308)	(201)	(27)	(228)	—	—	(1,536)

Increase (decrease) in cash and cash equivalents	(34)	67	28	95	(1)	(4)	56
Cash and cash equivalents at the beginning of year	443	154	3	157	2	8	610

Cash and cash equivalents at the end of the year	409	221	31	252	1	4	666

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the year ended December 31, 2005

☐	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	2,871	2,254	211	2,465	50	—	5,386
Handsets	—	322	10	332	—	—	332

Net sales	2,871	2,576	221	2,797	50	—	5,718
Salaries and social security	(558)	(99)	(14)	(113)	(14)	(1)	(686)
Taxes	(165)	(223)	(6)	(229)	(1)	—	(395)
Maintenance, materials and supplies	(207)	(73)	(10)	(83)	(19)	—	(309)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	—	(29)
Interconnection costs	(144)	—	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	—	(48)
Fees for services	(79)	(74)	(5)	(79)	—	(1)	(159)
Advertising	(41)	(100)	(9)	(109)	(2)	—	(152)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	—	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	—	(82)
Cost of wireless handsets	—	(602)	(11)	(613)	—	—	(613)
Roaming	—	(114)	(1)	(115)	—	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	—	(271)
Others	(119)	(94)	(19)	(113)	(3)	—	(235)

Operating income (loss) before depreciation and amortization	1,373	530	91	621	8	(2)	2,000
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	—	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	—	—	(44)

Operating income (loss)	289	173	35	208	7	(2)	502
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	2	—	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(1)	(166)
Gain on debt restructuring	1,424	—	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	6	(3)	1,461
Income tax, net	(219)	104	(4)	100	(3)	—	(122)
Minority interest	—	—	(8)	(8)	—	(604)	(612)

Net income (loss)	1,273	35	23	58	3	(607)	727

(a)	Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

☐	Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	—	5,959
Intangible assets, net	91	644	26	670	3	—	764
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	—	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	—	—	(48)

☐	Cash flow information

Cash flows provided by (used in) operating activities	1,458	391	116	507	2	(2)	1,965

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	—	(581)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	—	87

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	—	(4,392)

Increase (decrease) in cash and cash equivalents	(2,407)	66	2	68	1	(2)	(2,340)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at the end of the year	443	154	3	157	2	8	610

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the year ended December 31, 2004

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	2,718	1,431	166	1,597	43	—	4,358
Handsets	—	135	1	136	—	—	136

Net sales	2,718	1,566	167	1,733	43	—	4,494
Salaries and social security	(491)	(80)	(10)	(90)	(12)	(1)	(594)
Taxes	(148)	(144)	(8)	(152)	(1)	—	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	—	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	—	(5)
Interconnection costs	(135)	—	—	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	—	—	(82)
Lease of circuits	(34)	(8)	(4)	(12)	—	—	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(1)	(103)
Advertising	(27)	(57)	(7)	(64)	(2)	—	(93)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(159)	—	—	(177)
Other commissions	(36)	(23)	(2)	(25)	—	—	(61)
Cost of wireless handsets	—	(233)	(4)	(237)	—	—	(237)
Roaming	—	(65)	—	(65)	—	—	(65)
Charges for TLRD	—	(124)	(13)	(137)	—	—	(137)
Others	(109)	(58)	(13)	(71)	(1)	(1)	(182)

Operating income (loss) before depreciation and amortization	1,381	578	77	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	—	(94)

Operating income (loss)	100	269	25	294	6	(3)	397
Equity gain from related companies	—	—	—	—	(2)	—	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	—	(1,172)
Other expenses, net	(68)	(11)	1	(10)	—	7	(71)
Gain (loss) on debt restructuring	(21)	223	7	230	—	—	209

Net (loss) income before income tax and minority interest	(978)	315	15	330	5	4	(639)
Income tax, net	—	(6)	(18)	(24)	(2)	(1)	(27)
Minority interest	—	—	3	3	—	302	305

Net (loss) income	(978)	309	—	309	3	305	(361)

(a)	Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	—	6,895
Intangible assets, net	84	648	38	686	3	—	773
Capital expenditures (without ARO)	254	232	35	267	—	—	521
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	—	(99)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	(4)	2,196

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	—	—	(473)
(Increase) decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	—	—	(378)

Total cash flows used in investing activities	(673)	(164)	(14)	(178)	—	—	(851)

Cash flows from financing activities:
Payment of debt	—	(381)	(90)	(471)	—	—	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	—	—	(154)

Total cash flows used in financing activities	(17)	(497)	(111)	(608)	—	—	(625)

Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	383	45	428	2	14	2,230

Cash and cash equivalents at the end of the year	2,850	88	1	89	1	10	2,950

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31,
	2006	2005
ASSETS
Current Assets
Investments	4	8

Total current assets	4	8

Non-Current Assets
Investments	1,165	1,022
Total non-current assets	1,165	1,022

TOTAL ASSETS	$1,169	$1,030

LIABILITIES
Current Liabilities
Taxes payable	2	2

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,167	$1,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,169	$1,030

Statements of income:

	Years ended December 31,
	2006	2005	2004
Equity gain from related companies	$133	$730	$(364)
General and administrative expenses	(2)	(2)	(3)
Other expenses, net	(2)	(1)	7
Income tax expense	—	—	(1)

Net income (loss)	$129	$727	$(361)

Condensed statements of cash flows:

	Years ended December 31,
	2006	2005	2004
Cash flows used in operating activities	$(4)	$(2)	$(4)
Decrease in cash and cash equivalents	(4)	(2)	(4)
Cash and cash equivalents at the beginning of year	8	10	14

Cash and cash equivalents at the end of the year	$4	$8	$10

14.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	110	—	1	—	(2)	109
Building	1,453	—	—	5	(8)	1,450
Tower and pole	333	—	7	12	—	352
Transmission equipment	3,776	(a) 17	26	215	(16)	4,018
Wireless network access	1,446	1	9	111	(16)	1,551
Switching equipment	4,078	10	12	86	(17)	4,169
Power equipment	544	—	5	15	(2)	562
External wiring	5,971	—	—	97	(3)	6,065
Telephony equipment and instruments	827	(a) 1	22	13	(32)	831
Wireless handsets lent to customers at no cost	347	4	18	—	(298)	71
Vehicles	127	25	2	—	(33)	121
Furniture	110	1	2	2	(38)	77
Installations	312	1	4	7	(3)	321
Improvements in third parties buildings.	84	—	—	—	—	84
Computer equipment	2,786	21	21	180	(11)	2,997
Work in progress	222	(a) 923	5	(699)	—	451

Subtotal	22,526	1,004	134	44	(479)	23,229
Asset retirement obligations	21	3	1	—	—	25
Materials	94	(b) 170	1	(44)	(66)	155
Total as of December 31, 2006	22,641	1,177	136	—	(c)(545)	23,409

Total as of December 31, 2005	22,240	617	37	—	(c)(253)	22,641

	Depreciation						Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year

Land	—	—	—	—	—	—	109	110
Building	(715)	4 –10	(57)	—	4	(768)	682	738
Tower and pole	(233)	5 - 8	(17)	(3)	—	(253)	99	100
Transmission equipment	(3,019)	11 – 14	(225)	(17)	(73)	(3,334)	684	757
Wireless network access	(966)	11 – 14	(159)	(3)	9	(1,119)	432	480
Switching equipment	(3,256)	11 – 15	(262)	(5)	104	(3,419)	750	822
Power equipment	(406)	10 – 11	(39)	(4)	2	(447)	115	138
External wiring	(4,163)	6	(295)	—	2	(4,456)	1,609	1,808
Telephony equipment and instruments	(751)	11 – 18	(39)	(13)	32	(771)	60	76
Wireless handsets lent to customers at no cost	(344)	50	(5)	(16)	298	(67)	4	3
Vehicles	(99)	20	(9)	(2)	33	(77)	44	28
Furniture	(91)	10	(5)	(1)	38	(59)	18	19
Installations	(225)	8 – 25	(13)	(3)	3	(238)	83	87
Improvements in third parties buildings.	(61)	3	(2)	—	—	(63)	21	23
Computer equipment	(2,342)	18 –22	(211)	(18)	11	(2,560)	437	444
Work in progress	—	—	—	—	—	—	451	222

Subtotal	(16,671)		(1,338)	(85)	463	(17,631)	5,598	5,855
Asset retirement obligations	(11)	16- 21	(4)	—	—	(15)	10	10
Materials	—		—	—	—	—	155	94

Total as of December 31, 2006	(16,682)		(d)(1,342)	(85)	(c) 463	(17,646)	5,763	5,959

Total as of December 31, 2005	(15,345)		(d)(1,454)	(21)	(c) 138	(16,682)	5,959

(a)	Includes $14 in Transmission equipment, $1 in Telephony equipment and instruments and $52 in Work in progress, transferred from materials.
(b)	Net of $67 transferred to fixed assets.
(c)	Includes (13) and $(34), in December 2006 and December 2005, respectively, corresponding to the net carrying value of certain assets held for sale, included in Other assets. Additionally, in December 2005 includes (12) corresponding to the reversal of capitalized foreign currency exchange differences, net of depreciation, included in Gain on debt restructuring.
(d)	Includes $(104) and $(117), in December 2006 and December 2005, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	433	—	7	—	440
Debt issue costs	99	(c) 20	4	(d) (69)	54
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	140	—	42	(1)	181
Rights of use	88	52	—	—	140
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of December 31, 2006	1.524	72	53	(106)	1.543

Total as of December 31, 2005	1,472	36	16	—	1,524

	Amortization						Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases		Accumulated as of the end of the year
Software obtained or developed for internal use	(397)	(17)	(6)	—		(420)	20	36
Debt issue costs	(83)	(10)	(4)	(d	) 69	(28)	26	16
PCS license	(70)	—	—	—		(70)	588	588
Band B license and PCS license (Paraguay)	(114)	(21)	(35)	—		(170)	11	26
Rights of use	(27)	(8)	—	—		(35)	105	61
Exclusivity agreements	(64)	(3)	—	36		(31)	31	34
Trademarks	(5)	(1)	—	—		(6)	2	3

Total as of December 31, 2006	(760)	(a) (60)	(45)	105		(760)	783	764

Total as of December 31, 2005	(699)	(b) (48)	(13)	—		(760)	764

a)	An amount of $(46) is included in cost of services, $(4) in selling expenses and $(10) in financial results, net.
b)	An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.
c)	Corresponds to the consent fees and other related fees that were paid by the Company to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2006	Cost value as of December 31, 2006	Book value as of December 31, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.25	154,832,789	39	39	39	—
Optimun CDB $ Clase B	$1.66	4,111,655	7	7	7	—
ROBLE Ahorro $ HF Clase I	$1.16	23,294,288	27	27	27	5

Total mutual funds			73	73	73	5

Total current investments			73	73	73	45

(d) Current investments

	Cost as of December 31, 2006	Book value as of
		December 31, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$362	$363	$319
In Argentine pesos	197	199	240

Total current investments	$559	$562	$559

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	65	—	(56)	110
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16

Total deducted from current assets	117	80	2	(61)	138

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	280	—	—	(81)	199
Allowance for doubtful accounts and other assets	20	5	(2)	—	23
Write-off of materials	—	22	—	—	22

Total deducted from non-current assets	300	27	(2)	(d) (81)	244

Total deducted from assets	417	(b) 107	—	(142)	382

Included under current liabilities
Provision for contingencies	110	57	103	(183)	87

Total included under current liabilities	110	57	103	(183)	87

Included under non-current liabilities
Provision for contingencies	247	97	(103)	—	241

Total included under non-current liabilities	247	97	(103)	—	241

Total included under liabilities	357	(c) 154	—	(183)	328

(a)	As of December 31, 2006 and 2005 this allowance is included in Taxes payable non-current.
(b)	Includes $64 in selling expenses, $1 in foreign currency translation adjustments and $42 in other expenses, net.
(c)	Includes $57 in selling expenses and $97 in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	29	—	(32)	101
Allowance for obsolescence of inventories	3	7	—	(1)	9
Impairment loss on the Argentina 2004 bond	56	—	—	(56)	—
Allowance for doubtful accounts and other assets	—	6	1	—	7

Total deducted from current assets	163	42	1	(89)	117

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	695	—	—	(415)	280
Allowance for doubtful accounts and other assets	6	15	(1)	—	20

Total deducted from non-current assets	701	15	(1)	(d) (415)	300

Total deducted from assets	864	(e) 57	—	(504)	417

Included under current liabilities
Provision for contingencies	30	86	55	(61)	110

Total included under current liabilities	30	86	55	(61)	110

Included under non-current liabilities
Provision for contingencies	214	88	(55)	—	247

Total included under non-current liabilities	214	88	(55)	—	247

Total included under liabilities	244	(f) 174	—	(61)	357

(e)	Includes $29 in selling expenses and $28 in other expenses, net.
(f)	Includes $86 in selling expenses and $88 in other expenses, net.

(f) Cost of services

	Years ended December 31,
	2006	2005	2004
Inventory balance at the beginning of the year	$113	$82	$16
Plus:
Purchases	1,060	664	326
Holding results on inventories	(5)	(14)	(6)
Wireless handsets lent to customers at no cost (a)	(4)	(3)	(8)
Replacements	(4)	(3)	(9)
Foreign currency translation adjustments in inventory	1	—	—
Cost of services (Note 15.h)	3,537	3,091	2,731
Less:
Inventory balance at year end	(188)	(113)	(82)

COST OF SERVICES	$4,510	$3,704	$2,968

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2006	2005	2004
Services
Net sales	$6,893	$5,386	$4,358
Cost of sales	(3,537)	(3,091)	(2,731)

Gross profit from services	$3,356	$2,295	$1,627

Handsets
Net sales	$544	$332	$136
Cost of sales	(973)	(613)	(237)

Gross loss from handsets	$(429)	$(281)	$(101)

TOTAL GROSS PROFIT	$2,927	$2,014	$1,526

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2006				As of December 31, 2005
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.06200	$3	$—
	G	4,481	0.0005866	3	3
Bank accounts	US$	1	3.06200	2	7
	G	11,886	0.0005866	7	1
		¥—	—	—	12
Investments
Time deposits	US$	113	3.06200	347	244
	EURO	3	4.03910	14	73
	G	—	—	—	2
		¥73	0.02574	2	—
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	16	3.06200	50	35
	G	40,025	0.0005866	23	26
Related parties	US$	1	3.06200	4	4
Other receivables
Prepaid expenses	US$	2	3.06200	5	—
	G	2,719	0.0005866	1	—
Tax credits	G	3,751	0.0005866	2	2
Others	US$	6	3.06200	17	—
	G	3,210	0.0005866	2	1
Non-current assets
Other receivables
Derivatives	US$	27	3.06200	85	—

Total assets				$567	$423

Current liabilities
Accounts payable
Suppliers	US$	154	3.06200	$472	$111
	G	19,168	0.0005866	11	6
	EURO	7	4.03910	29	10
Deferred revenues	G	13,052	0.0005866	8	5
Related parties	US$	10	3.06200	32	—
	EURO	2	4.03910	7	5
Debt
Notes – Principal	US$	185	3.06200	569	521
	EURO	86	4.03910	347	168
		¥1,980	0.02574	51	28
Banks loans and others – Principal	US$	80	3.06200	247	9
Accrued interest	US$	8	3.06200	24	37
	EURO	4	4.03910	16	17
		¥36	0.02574	1	1
Derivatives	US$	2	3.06200	5	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,584	0.0005866	1	1
Taxes payable
Income tax	G	4,724	0.0005866	3	8
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.06200	6	2
Others	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	446	3.06200	1,366	2,060
	EURO	296	4.03910	1,195	1,448
		¥6,835	0.02574	176	240
Banks loans and others – Principal	US$	17	3.06200	51	299
Gain on discounting of debt	US$	(7)	3.06200	(20)	(38)
	EURO	(26)	4.03910	(105)	(193)
		¥(817)	0.02574	(21)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	1,227	0.0005866	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	16	3.06200	49	32

Total liabilities				$4,521	$4,812

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets Work in progress	Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$386	$135	$320	$10	$851
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	4	—	50
Taxes	214	2	36	—	252
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies	281	15	71	—	367
Transportation and freight	16	7	42	—	65
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Bad debt expense	—	—	64	—	64
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Rental expense	61	3	13	—	77
Fees for services	57	56	138	—	251
Advertising	—	—	228	—	228
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	119	—	121
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Others	51	3	25	—	79

Total	$3,537	$274	$1,743	$10	$5,564

	Expenses			Year ended December 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$321	$123	$242	$686
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	—	5	44
Taxes	140	5	32	177
Turnover tax	218	—	—	218
Maintenance, materials and supplies	248	12	49	309
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	—	—	29	29
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Rental expense	47	3	10	60
Fees for services	30	50	79	159
Advertising	—	—	152	152
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	82	82
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Others	42	2	22	66

Total	$3,091	$243	$1,269	$4,603

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$295	$97	$202	$594
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	46	—	—	46
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	—	—	93	93
Agent commissions and distribution of prepaid cards commissions	—	—	177	177
Other commissions	—	13	48	61
Roaming	65	—	—	65
Charges for TLRD	137	—	—	137
Others	18	4	3	25

Total	$2,731	$232	$897	$3,860

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	205		—	—	—		—	—	—

Not due
First quarter 2007	635	557		97	1,493	32		61	202	27
Second quarter 2007	—	15		16	1	769		22	29	6
Third quarter 2007	—	5		8	—	5		12	—	1
Fourth quarter 2007	—	1		7	—	589		37	—	2
January 2008 thru December 2008	—	—		137	—	952		9	—	7
January 2009 thru December 2009	—	—		272	—	409		7	—	22
January 2010 and thereafter	—	—		4	—	1,488		16	—	73
Not date due established	1	—		—	—	(146)		—	63	—

Total not due	636	578		541	1,494	4,098		164	294	138

Total as of December 31, 2006	636	783		541	(a) 1,494	4,098		164	294	138

Balances bearing interest	635	237		—	—	4,098		—	—	—
Balances not bearing interest	1	546		541	1,494	—		164	294	138

Total	636	783		541	1,494	4,098		164	294	138

Average annual interest rate (%)	7.51	(b	)	—	—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$156 bear 50% over the Banco Nación Argentina notes payable discount rate and $81 bear 18.07%.
(c)	See Note 8.

Oscar Cristianci
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“the Company” or “Nortel”) and its consolidated subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years on the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as assessing the presentation of the financial statement taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

3.	Our audit report on the consolidated financial statements of Nortel as of December 31, 2005, dated March 9, 2006, included a qualification that affected the consolidated financial statements as of December 31, 2004 related to a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003 until September 30, 2003 (see Note 3.c.). As of December 31, 2006 and 2005, this effect is no longer material to the consolidated financial statements of Nortel.

4.	In our opinion, except for the effects on the 2004 financial statements for not adjusting for the effects of inflation as described on paragraph 3., the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of Nortel and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Argentina.

5.	In compliance with current regulations, we report that:

a.	the financial statements of Nortel have been transcribed to the Inventory and Balance Sheet book and comply, as regards to those matters that are within our competence, with relevant rules and regulations of the Commercial Corporation Law and CNV;

b.	the consolidated financial statements of Nortel at December 31, 2006 arise form accounting records carried in all formal respects in accordance with current legal regulations;

c.	we have read the Operating and Financial Review and Prospects for the years ended December 31, 2006, 2005, 2004, and 2003 on which, as regards to those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3 of this audit report (only related to the financial statements as of December 31, 2004 and 2003);

The financial information included in the Operating and Financial Review and Prospects for the year ended December 31, 2002, was covered by, Pistrelli, Henry Martin y Asociados S.R.L. that issued, on March 10, 2003, a qualified opinion related to the financial statements as of such dates.

d.	as of December 31, 2006, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 13.874,62, none of which was claimable at that date.

e.	during the fiscal year ended December 31, 2006, we have billed audit and audit related service fees rendered to the Company, which represent 100% of the total fees for all services billed to the Company, 2% of total audit and audit related services billed to the Company, its parent company, its subsidiaries and its affiliates, and 2% of the total fees invoiced to the Company, its parent company, its subsidiaries and its affiliates.

City of Buenos Aires, March 8, 2007

PRICE WATERHOUSE & CO. S.R.L

by	(Partner)
Dr. Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF DECEMBER 31, 2006

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2006 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on April 27, 2006 approved, among other issues:

•	Fiscal year 2005, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2005 be carried forward.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 18th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2006.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached a net gain of $129 for the year ended December 31, 2006 (“FY06”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

The Telecom Group reached a consolidated net income of $244 for FY06.

OPBDA increased by 15% (+$302) to $2,304, equal to 31% of Net sales.

Net income reached $244 during FY06 ($80 in 4Q06). Year-to-year comparison is affected by the $1,424 unusual gain generated in 2005 as a result of the closing of the debt restructuring process of Telecom Argentina completed on August 31, 2005.

•	Net sales

During FY06, Net sales increased by $1,719 or 30%, reaching $7,437 ($5,718 in FY05), mainly fueled by the expansion of the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Fueled mainly by the increase in broadband penetration and an increase in the number of lines in service, revenues generated by the Voice, data and Internet business amounted to $3,053, a 6% increase over FY05.

➢ Voice

Monthly charges increased by $40 or 6%, reaching $716, even though no increase has been applied to regulated tariffs. The number of lines in service increased by 4% as a consequence of promotions and campaigns that Telecom has developed during the year.

Local Measured service revenues decreased slightly when compared to FY05 to $511 (-2%), while Domestic Long Distance revenues reached $453 (+1%). Overall traffic volume, measured in minutes, remained basically stable. In addition, revenues generated by International Telephony totaled $243 (+8%) due to an increase in traffic partially offset by marginally lower prices.

Interconnection revenues amounted to $312 (+23%), mainly driven by mobile traffic transported by and terminated in Telecom’s fixed line network.

➢ Data transmission and Internet

Revenues generated by Data transmission amounted to $167, an increase of $17, or 11% vs. FY05. Internet continues to be the main driver, with revenues reaching $397 (+25% vs. FY05), as a result of the extraordinary expansion of the broadband subscriber base.

As of the end of FY06, Telecom’s ADSL subscribers reached 457,000 (+231,000 or +102% vs. FY05). Lines with ADSL connections accounted for more than 11% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 470,000 (+68% or +190,000 subscribers), as a consequence of the increase of 221,000 broadband subscribers (+136% vs. FY05) and the decrease of 31,000 dial-up subscribers (-26% vs. FY05).

This expansion is a consequence of Telecom’s strategy of offering high quality products at accessible prices, and also providing specific contents for broadband customers, in line with the needs of the market.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

Cellular Telephony

As of December 31, 2006, the total subscriber base of Personal in Argentina totaled approximately 8.4 million, 2.3 million customers more than those registered in FY05 (+37%). Approximately 66% of the overall subscriber base was prepaid and 34% was postpaid. Subscribers with GSM technology represented 88% of the total subscriber base at the end of FY06 (64% at the end of FY05).

Total traffic measured in minutes increased by 36% vs. FY05. Furthermore, outgoing SMS traffic increased from an average of 243 million messages per month to an average of 566 million messages per month (+133%). Moreover, the proportion of value-added services in the overall Average monthly Revenue per User in Argentina (“ARPU”) continued increase.

In this context, Personal’s revenues reached $3,964, increasing $1,388 (+54%). This positive evolution is the result of higher sales of services reaching $3,428 (+52% vs. FY05) related to a larger subscriber base and a higher ARPU, the latter increasing to $40 Argentine pesos in FY06 (+10% vs. FY05) as a consequence of the Telecom Group’s focus on high value customers. In addition, higher handset sales (+$214 or 66% vs. FY05) positively contributed to the overall revenue growth.

In a highly competitive market environment, Personal continued with its strategy oriented to strengthening its brand positioning, with a strategic focus on quality of service. In this context, the commercial network in the north region of the country was enlarged, and the commercial channels were increased in the south in order to continue with the commercial expansion in this region.

With regards to its product portfolio, Personal launched Personal Trip, with the most innovative 3G products such as video call, new multimedia contents, Personal Ticket, Foto Blog and Backtones. Moreover, Personal continued increasing the capillarity of its customer loyalty program Club Personal where exclusive benefits and prizes were increased.

Regarding commercial agreements Personal announced in December one of the largest implementations of Blackberry in Latin America serving the agriculture and livestock industry. This agreement is a turning point in communications technology for this market segment.

Nucleo, Personal’s subsidiary that operates in Paraguay, generated revenues equivalent to $355 in FY06 (+61% when compared to FY05).

Subscriber base as of December 31, 2006 reached approximately 1,164,000, +79% vs. FY05. Prepaid and Postpaid customers represented 87% and 13%, respectively while GSM subscribers represented 75% of the overall subscriber base (43% in FY05).

Directories publishing

Publicom sales amounted to $65 in FY06 (+$15 or 30% vs. FY05), due to the positive evolution of the sales campaigns for advertising space in traditional directories and the launching of new Internet and cellular based products. Customer base increased by 22% in FY06 with a slight increase of 3% in the average revenue per advertiser.

•	Operating costs

The Cost of Services, Administrative Expenses and Selling Expenses totaled $6,527 in FY06, which represents an increase of $1,311 or 25% over FY05.

•	Investments

A total amount of $1,226 invested in fixed assets and intangibles was allocated to the cellular business ($633) and the Voice, data and Internet business ($593).

Within its investment plan the Telecom Group continues to implement an important transformation of its networks with the goal of developing a new generation of services.

In the Voice, data and Internet business, the Telecom Group focused its efforts on the deployment of an access network based on IP technology in order to increase its customer base and assure a higher bandwidth. In this way, the Group has improved local and DLD transport capacity according to its customers needs. Additionally, investments in IT projects to support the business were performed, such the new ERP system based on the SAP platform that was successfully implemented in January 2007 for all the Argentine companies of the Telecom Group.

In the Cellular business the most significant expenditures are related to the development and expansion of the GSM network associated with the increasing demand. In particular, the Telecom Group continued with the network deployment in the South Region and the extension of capacity in AMBA and North Region. In addition, the Group has continued with the evolution of the network to provide new 3G services. Lastly, the Group has implemented new systems to support the business (i.e. CRM).

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

•	Other matters

Conversion of Class “C” to Class “B” shares of Telecom Argentina

In accordance with the approvals received at the Shareholders’ Meeting in April 2006, and the authorizations given by the Bolsa de Comercio de Buenos Aires and Comisión Nacional de Valores, a new conversion of Class “C” shares into Class “B” shares was implemented. As a result of this conversion, the capital stock is composed as follows:

Class “A” Shares	502,034,299	51.00%
Class “B” Shares	440,910,912	44.79%
Class “C” Shares	41,435,767	4.21%

Total	984,380,978	100.00%

3. Selected consolidated quarterly information of the Company

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2006:
March 31,	1,612	543	194	(182)	1
June 30,	1,745	575	224	(114)	51
September 30,	1,905	611	256	(116)	34
December 31,	2,175	573	236	(70)	43

	7,437	2,302	910	(482)	129

Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)

	5,718	2,000	502	(306)	727

Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

4. Summary comparative consolidated balance sheets

	As of December 31,
	2006	2005	2004	2003	2002
Current assets	1,771	1,550	4,450	3,198	2,123
Non current assets	6,948	7,015	7,889	9,086	10,838

Total assets	8,719	8,565	12,339	12,284	12,961

Current liabilities	3,375	2,208	10,234	10,692	11,761
Non current liabilities	3,141	4,443	1,540	365	345

Total liabilities	6,516	6,651	11,774	11,057	12,106

Minority interest	1,036	886	268	570	391
Shareholders’ equity	1,167	1,028	297	657	464

Total liabilities, minority interest and Shareholders’ equity	8,719	8,565	12,339	12,284	12,961

5. Summary comparative consolidated statements of operations

	Years ended December 31,
	2006	2005	2004	2003	2002
Net sales	7,437	5,718	4,494	3,753	4,012
Operating costs	(6,527)	(5,216)	(4,097)	(3,649)	(4,220)

Operating income (loss)	910	502	397	104	(208)
Equity gain (loss) from related companies	5	7	(2)	2	(23)
Amortization of goodwill	—	—	—	—	(10)
Financial results, net	(482)	(306)	(1,172)	55	(5,301)
Other expenses, net	(188)	(166)	(71)	(167)	(174)
Gain on debt restructuring	—	1,424	209	376	—

Net income (loss) before income tax and minority interest	245	1,461	(639)	370	(5,716)
Income tax benefit (expense), net	17	(122)	(27)	7	1,304
Minority interest	(133)	(612)	305	(180)	2,009

Net income (loss)	129	727	(361)	197	(2,403)

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Statistical data (in physical units)

❖ Fixed telephone service

December 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,871,471	4,382	3,828,147	2,338	3,803,006	2,334	3,800,085	(519)	3,802,464	64
Lines in service (a)	4,094,653	38,362	3,949,911	43,699	3,790,298	40,334	3,655,859	33,110	3,590,284	(19,846)
Customers lines	3,749,931	33,763	3,625,032	42,595	3,484,394	31,368	3,361,341	33,827	3,293,952	(16,390)
Public phones installed	81,568	(674)	82,771	(1,180)	83,847	561	80,127	681	79,812	315
Lines in service per 100 inhabitants (b)	21.4	0.2	20.8	0.2	20.1	0.2	19.6	0.2	19.4	(0.2)
Lines in service per employee	356	(1)	347	2	336	8	320	(22)	323	(3)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

❖ Cellular telephone service

Personal

December 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	2,886,000	215,700	2,112,200	383,200	1,004,300	197,700	482,800	54,300	462,700	(47,200)
Prepaid subscribers	5,539,000	534,000	4,038,000	459,000	2,831,200	263,000	2,120,500	124,200	1,728,000	86,100

Total subscribers	8,425,000	749,700	6,150,200	842,200	3,835,500	460,700	2,603,300	178,500	2,190,700	38,900

Nucleo

December 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	146,400	12,400	120,700	8,700	94,300	2,100	79,100	3,800	73,700	(2,800)
Prepaid subscribers	1,017,700	202,700	529,800	50,800	408,100	42,700	448,000	4,000	445,200	(24,200)

Total subscribers	1,164,100	215,100	650,500	59,500	502,400	44,800	527,100	7,800	518,900	(27,000)

❖ Internet

December 31,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	87,500	(8,500)	117,900	(11,800)	144,900	(4,700)	149,600	800	141,500	(1,600)
ADSL subscribers	456,700	82,000	225,900	37,700	130,500	17,600	72,500	9,300	42,700	4,100

Total subscribers	544,200	73,500	343,800	25,900	275,400	12,900	222,100	10,100	184,200	2,500

7. Consolidated ratios

December 31,	2006	2005	2004	2003	2002
Liquidity (1)	0.52	0.70	0.43	0.30	0.18
Solvency (2)	0.34	0.29	0.05	0.11	0.07
Locked up capital (3)	0.80	0.82	0.64	0.74	0.84
Pretax return on capital (4)	0.12	1.10	(0.76)	0.35	(1.46)

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest /Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/Shareholders’ equity average.

8. Outlook

The management of Telecom Argentina considers that the telecommunications industry will face another year of open expansion due to the economic activity that continued showing important increases (in particular, the indicators of consumption and production).

The levels of growth in the cellular business are expected to be lower than this fiscal year, due to the higher level of expansion of these services in the Argentine Republic. The broadband business is expected to continue growing significantly and Telecom Argentina will be starring this expansion. The market environment is highly competitive for these two businesses where all the operators have strengths to satisfy all the needs of the market. However, the Telecom Group relies on its strategy and operational and financial strengthen to differ from its competition and increase its market quote and the operating profit.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

In the Voice, data and Internet business, Telecom Argentina expects a moderate level of increase in the lines in service. In 2007, the goals necessary to set an increase of tariffs of regulated services, as described in the New Letter of Understanding with the Argentine Government, should be implemented. Up to that moment, the cost structure of Telecom Argentina must be carefully observed, since in 2006 the incremental costs caused by inflation affected the margin of the business.

The cellular business continues with the sustained growth of the customer base, the levels of traffic and the value added services. The commercial channels were increased in the southern region of the country in order to consolidate the national Telecom Group’s competitive strategy.

Telecom Argentina’s strategy is implemented in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow addressing the increasing demand of the telecommunications market. The Telecom Group continues undertaking important investment projects in areas and services that are based on this vision and on the Telecom Group’s commitment with the country and the Argentine people.

Oscar Cristianci
President

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 27, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager